Exhibit A

                         BOARD OF DIRECTORS REPORT
                        on the State of the Company
              for the period from January 1 to June 30, 2001

1.     General

       Koor Industries Ltd. (hereinafter: "Koor" or "the Company") is a holding company. The company is continuing to implement its strategic plan focusing on its core activities, while gradually relieving itself of businesses in which the company does not have a business interest, or will not, in the opinion of Koor Management, contribute in the future to Koor's profitability. In 2000 the company completed most of the first stage of the comprehensive plan, which included, among other things, divestiture of assets, cutting down of headquarters and simplifying the holding structure; during the first six months of 2001 (hereinafter: "the Period") the company focused on implementing the second stage of the plan, with the purpose of focusing on the management and enhancement of the main holdings and new investments in the field of venture capital and growth companies. During the period, the negative trends that prevailed towards the end of 2000 in the communications market, and which significantly affected the global economy and financial markets, continued. The negative developments in the global communications market and capital markets significant affected investee companies, particularly ECI Telecom Ltd. (hereinafter:
       "ECI") and Telrad Networks Ltd. (hereinafter: "Telrad"). The negative developments felt in the fields of tourism and aviation as a result of the political-defense situation in Israel, also affected the tourism and aviation fields in which the Company is involved.

2. The following are the main events and changes in the state of the Company

A.     ECI

       1) During the Period ECI continued the process of splitting the Company into five separate companies each to operate in a different field. Completing the split is subject to receiving various approvals required by law, including, approvals of the tax authorities, the shareholders and the Court and the preparedness of the companies being split. On January 1, 2001 five subsidiaries were established which absorbed the employees of the various operations, and these companies operate as agents of the Company until the transfer of assets (including intangible assets) and liabilities to their legal ownership.

       2) The trend of declining world demand for communications products including ECI products which started in the second half of 2000 continued also during the first half of 2001. As a result ECI's management decided, towards the end of the first quarter of the year, to implement significant reductions which included the discontinuance of production and marketing of certain products, and cessation of development operations in the US which were purchased in the second quarter of 2000. Therefore, ECI in the first quarter registered a provision for a drop in the value of inventories of 95 million dollars, and a provision for a drop in the value of goodwill, intangible assets and fixed assets used for the discontinued operations, totaling 90 million dollars. Moreover, during April 2001 ECI's management decided on the dismissal of about 1,000 employees (in addition to 365 employees whose dismissal was decided on in December 2000). The steps that ECI took started to reflect in the results for the second quarter of 2001. The net loss, as well as the operating loss, declined significantly and there was a very significant drop in the rate that ECI was using up its cash reserves.

       3) In the first quarter of 2001 the declining trend of global demand for communications products continued, including ECI's products, and its sales forecast was radically reduced. In addition, during this period, additional indications appeared of a change in the fair value of ECI. These indications included, inter alia, an evaluation prepared by an external independent appraiser for ECI and related to the value of four business units of ECI, contacts for the sale of Lightscape Networks (hereinafter: "LSN") which is one of the main business units of ECI, and an additional indication of the value of LSN stemming from the valuation of an investment bank relating to the value of LSN for the purpose of raising capital by a private placement.

           In view of the aforesaid Koor's management decided to reduce the book value of its investment in ECI for a decrease in its value which is not of a temporary nature, in an amount of NIS 211 million and to adjust it to NIS 2,228 million. The write-off is included in the statement of income during the first quarter of 2001 as "Koor Group's equity in the operating results of affiliated, net".

           During the second quarter of 2001, and after the negative trends in the telecommunications sector continued, and particularly in view of the uncertainty of the possibility of a recovery in this market, Koor's management decided to order an evaluation of ECI from the same appraiser that prepared the previous evaluations for ECI. The fair value of ECI according to the findings of valuation range between 985 million dollars and 1,230 million dollars, and therefore the fair value of Koor's investment in ECI ranged between 340 million dollars and 420 million dollars. The valuation is based on public information on ECI, projections and internal information received by the appraiser from ECI and the financial resources available to the company.

           As a result of the aforesaid the Company's Board of Directors decided to reduce the book value of the investment in ECI due to the drop in value which is not of a temporary nature in an amount of NIS 592 million (in addition to the said reduction in the first quarter of the year). The balance of Koor's investment in ECI as at June 30, 2001 is NIS 1,551 million. The write-off is included in the statement of income in the item "Koor Group's equity in the operating results of affiliated, net".

           Koor has undertaken to indemnify the appraiser, against all expenses or financial damage caused, to him, due to any claim filed by a third party against the appraiser, on the grounds of the valuation, unless the grounds of the claim is gross negligence on the part of the appraiser.

       4) Koor's management received the approval of Koor's Board of Directors to grant 100 million dollars credit to ECI during the coming 18 months should ECI require it, under conditions which will not be inferior than those conditions prevailing at the time of granting the credit.

       5) During the second quarter of 2001 Koor purchased 1,613 thousand shares of ECI from a third party in consideration for NIS 34 million. After the acquisition Koor's rate of holdings in ECI shares reached 34.8%.

       6) On the 13 of June, 2001 a claim was filed in the name of various shareholders against ECI and against officers in it: the Chairman of the Board (who also serves as CEO of Koor), the CEO and its previous VP Finance. The claim was filed in the Federal Court of the State of Virginia, USA. The plaintiffs' request the Court to recognize it as a class action in the name of all shareholders who acquired shares of ECI between the dates May 2, 2000 and February 14, 2001 (hereinafter: "the Purchasers").
           The claims of the plaintiffs were that ECI deceived the purchasers, presented incorrect presentations and published misleading financial statements, which caused damage to the purchasers. The plaintiffs purport to state a claim under the Securities and Exchange Act of 1934. the Plaintiffs are requesting, based on their allegations, that the court award them the following relief:

           a) Compensation for the damage they claim to have sustained, or alternatively, return of the amount they loss as a result of the decline in the value of their shares (the plaintiffs have not yet specified the amounts).

           b) The monetary costs deriving from the filing of the claim, including attorney fees, accountants fees and the amount charged by other experts.

           c) Additional relief as the court shall see fit for their compensation.

           Pursuant to US law, additional plaintiffs can file additional claims, up until the 13 August, 2001, and request from the Court to nominate the lead plaintiff and lead plaintiff's counsel.

           ECI expects the US Court will consolidate all the various claims into one claim, which will be filed with the US Court after appointment of the lead plaintiff and the lead plaintiff's counsel. At this stage, no response to the complaints is due from the company, and the company intends to vigorously oppose the plaintiff's complaints.

B.     Koor Corporate Venture Capital Partnership (hereinafter: "Koor CVC")

       During the first half of 2001 Koor invested through Koor CVC an amount of 19.5 million dollars in start-up companies and transferred an amount of 5 million dollars to venture capital funds in its portfolio, in the framework of a total obligation to invest in these companies and funds.

       During the second quarter of 2001 Koor invested through the Koor CVC
       2.8 million dollars in startup companies including one new company (Sigmaone, Proficiency, Simbionix) of which one is a new company, and transferred an amount of 2.3 million dollars to venture capital funds in its portfolio (Pitango, Genesis), in the framework of an overall undertaking to invest in these companies and funds.

       After the balance sheet date the partnership transferred to the funds portfolio (Pitango, Genesis, Carmel, Synergy) 3.1 million dollars also in the framework of its total undertakings to invest in them.

       During the first quarter of 2001 Tadiran Scopus Ltd. (hereinafter:
       "Scopus" - a company held by Koor CVC) issued preferred shares to a third party in consideration for 8.5 million dollars. The liability for the preferred shares is presented in the item `minority rights'.

       During the second quarter of 2001 Koor's holdings in Sigmaone were sold. The total net loss resulting from writing-off the investment in Sigmaone is 10.2 million dollars of which about 9 million dollars and were registered in the first quarter of 2001.

       During the second quarter of 2001 a provision for a decline in the value of investments in a number of portfolio companies totaling
       10.3 million dollars was made which, in the opinion of the partnership's management, in the present circumstances, the value of the investment in them is lower or there is a high probability that it will be lower than the cost of the investment.

C.     Tadiran Ltd. (hereinafter: "Tadiran")

       In March 2001 Tadiran sold the balance of ECI's shares to Koor at market value at that time. The transaction was handled according to Securities Regulations - (Presentation of Transactions between a Corporation and a Controlling Shareholder in the Financial
       Statements)- 1996.

D.     The United Steel Mills Group (hereinafter: "USM")

       This Group is managed under a stay of proceeding order first issued on March 16, 2000 and whose validity was extended until July 31, 2001.

       On May 6, 2001 the Haifa District Court approved the request of the trustee to sell the plant of the subsidiary Maas Steel and Building Ltd. and the sale of the rolling mill in Kiryat Gat, and this after the trustee reached a reasonable arrangement with the employees of these plants. In order to finance the costs connected with the sale, the beneficiary creditor banks agreed to a drop in the value of the current assets of the concern and Koor agreed, ex gratia to provide special credit for the trustee's cash requirements of NIS 7 million (hereinafter: "the special credit"). This credit was given under the same conditions by which Koor gave the previous credit for the trustee's cash requirements.

       Since the special credit given to the trustee under the same conditions and limitations applying to the previous credits, Koor registered a provision of NIS 7 million to write-off the credit in its books.

       On July 8, 2001, prior to the end of the stay of proceedings period, the Haifa District Court decided to appoint Adv. Ilan Shavit, as trustee of the complex during the period of the stay of proceedings, to act as a temporary liquidator of the complex immediately after termination of the stay of proceedings. Moreover, the court decided to approve a retirement agreement with the employees of the complex in the Acco site. This arrangement, which was essential for the continued realization of the complex's assets without disturbance, could be funded only with external financing and not from the complex's assets. As a result, the secured creditor banks and Koor which undertook ex gratia to grant additional unsecured credit to finance the retirement arrangements, in such a way that the secured banks on the one hand and Koor on the other, each gave, unsecured credit of NIS 21 million.

       Due to the fact that Koor is not a guarantor of the debts of USM to third parties, the shareholders equity deficit of USM totaling NIS 208 million, which Koor does not intend to cover, was registered in Koors' balance sheet as a reduction of its long-term liabilities in the item "unguaranteed deficiency in shareholders' equity of subsidiary".
       The loss for the period that Koor does not intend to bear totals NIS 208 million (net of the above-mentioned NIS 21 million), is presented in the statement of income in the item other income (expenses), net.

E.     Telrad

       Most of the sales of Telrad are sales of communication products and development projects to Nortel International and in addition, Telrad acts as a sub-contractor of Nortel Israel to manufacture public exchanges whose marketing was transferred to Nortel Israel during the period defined in the agreement between them, and to carry out research and development work. The significant decline in demand in world markets in which Nortel Israel and its parent company operate, had a significant detrimental affect on the financial results of Telrad and in addition, Telrad registered during the first half of 2001 a one-time loss resulting from a large project in the local market.
       Telrad's Board of Directors decided to update its employee early retirement plan to a cost of NIS 44 million, presented in the statement of income in the item other income (expenses), net.

       As a result of the aforesaid, Telrad registered a loss of about 30 million dollars compared with an income of 11 million dollars during the equivalent period in the previous year.

       After the balance sheet date an agreement was signed between Telrad and ECtel (a subsidiary of ECI). According to the agreement Telrad will sell all its holdings (100%) in Net-Eye Ltd. to ECtel which will issue shares and options to Telrad in consideration for the acquisition. The closing of the transaction is planned take place during the fourth quarter of 2001. Implementation of the transaction is subject to receiving various approvals.

F.     Elisra Electronic Systems Ltd. (hereinafter: "Elisra")

       During the first quarter of 2001 Elisra's management decided to reduce an amount of 8.3 million dollars from the balance of goodwill of BVR Systems (1998) Ltd. (hereinafter: "BVR", a subsidiary of Elisra) based, inter alia, on its business operations, its order backlog and updated valuations regarding market potential. The reduction is presented in the item "Other income (expenses), net".

       On March 17, 2001 a fire broke out at the plants of subsidiaries - Tadiran Systems Ltd. and Tadiran Spectralink Ltd. In the opinion of the management of these companies based, inter alia, on the opinion of its legal advisors regarding this matter, the value of the compensation that will be received from the insurance companies for the amount of damages will not be less than the damage. In estimating this compensation, amounts for interim losses of profits of 3 million dollars were not included, which were recognized in previous period for "work in process" damaged in the fire. These amounts were credited to the statement of income in the item "Other income (expenses), net".

G.     Makhteshim Agan Industries Ltd. (hereinafter: "M-A Industries")
       On August 15, 2001 Koor sold 19,383,000 shares of Makhteshim Agan Industries ("M-A Industries") at the stock exchange price NIS 8.80. After sale Koor holds 53.14% in M-A Industries. Net capital gains resulting from this sale totaled NIS 13.2 million and will be registered in the third quarter of 2001.

       After the balance sheet date M-A Industries and subsidiaries (hereinafter: "the Selling Companies") engaged in a Memorandum of Understanding according to which they will engage in a securitization transaction. In the framework of this transaction, the selling companies will sell, on the closing date of the agreement, all the balance of customers of foreign currency which will be setup for this purpose and which are not owned or controlled by M-A Industries (hereinafter: "the purchased companies"). The acquisition of the receivables will be financed by the Kitty Hawk Funding Corporation a member of the Bank of America Group. The means expected to be at the disposal of the purchasing companies is about 150 million dollars on a current basis in such a way that the consideration received from the customers whose debts were sold, will be used to purchase new debts. M-A Industries will handle the collection of the sold debts for the purchasing companies for a fee to be determined.

       Completing the transaction is dependent on receiving approval of the tax authorities on the deriving tax implications.

3.     Financial condition

       SHAREHOLDERS' EQUITY on June 30, 2001 totaled NIS 2,741 million (658 million dollars) and comprises 19.9% of the balance sheet compared to NIS 4,354 million or 29.2% of the balance sheet at the end of the previous year.

       MINORITY RIGHTS in consolidated subsidiaries on June 30, 2001 totaled NIS 1,139 million compared to NIS 1,075 million on December 31, 2000. The increase in this item results mainly from the issue of shares to the minority in Scopus and from an increase in the minority in M-A Industries as a result of the increase in profit and exercising options, which were partly set-off as a result of the minority's share in the losses of Sheraton-Moriah, Be-Connected and BVR.

       CURRENT ASSETS on June 30, 2001 amount to NIS 6,342 million comprising 46.1% of the balance sheet compared to NIS 6,545 million or 43.8% of the balance sheet on December 31, 2000. The decline in current assets resulted mainly from Telrad - NIS 236 million, Elisra
       - NIS 67 million and Telrad Holdings - NIS 52 million. The decline was partly set-off by the increase in current assets of M-A Industries - NIS 102 million, Sheraton-Moriah - NIS 38 million and Scopus - NIS 31 million.

       The drop in cash and cash equivalents of NIS 115 million resulted mainly from Elisra - NIS 169 million, Telrad Holdings - NIS 28 million and Koor Properties - NIS 21 million. The decline was partly set-off by the increase in USM - NIS 90 million and Scopus - NIS 24 million.

       The increase of other receivables of NIS 145 million results mainly from Elisra NIS 88 million, revenues receivable from insurance companies due to the fire that broke out at Tadiran Systems and Tadiran Spectralink.

       Moreover, current assets declined as a result of a decline in balances of customer receivables, mainly in Telrad - NIS 202 million, M-A Industries - NIS 70 million and Elisra - NIS 31 million.

       The decline in current assets was partly setoff as a result of an increase in the inventories, mainly in M-A Industries - NIS 163 million and Elisra - NIS 28 million, which were setoff by a decrease in Telrad's inventories - NIS 75 million and USM - NIS 66 million.

       INVESTMENTS IN AFFILIATED COMPANIES on June 30, 2001 totaled NIS 1,801 million compared to NIS 3,034 million on December 31, 2000. The decrease resulted mainly from the equity loss registered for ECI and the write-off that Koor registered for its investment in ECI.

       FIXED ASSETS on June 30, 2001 fixed assets aggregated NIS 3,157 million and comprised 23% of the balance sheet compared to NIS 3,305 million or 22.1% of the balance sheet at the end of the previous year.

       INTANGIBLE ASSETS AND DEFERRED EXPENSES on June 30, 2001 this item totaled NIS 1,269 million compared to NIS 871 million on December 31, 2000. The increase in intangible assets and deferred expenses resulted mainly from M-A Industries due to the acquisition of know-how for the production of new products in the field of agrochemicals and the acquisition of marketing and distribution rights for a parcel of products in Scandinavian countries.

       LONG-TERM FINANCIAL LIABILITIES aggregated NIS 3,543 million and comprised 25.8% of the balance sheet compared to NIS 3,358 million or 22.5 % of the balance sheet on December 31, 2000.

       THE TOTAL AMOUNT OF FINANCIAL LIABILITIES on June 30, 2001 was NIS 6,723 million (48.9% of the balance sheet) compared to NIS 6,083 million (40.7% of the balance sheet) on December 31, 2000. The increase in the total amount of financial liabilities resulted mainly from the increase of M-A Industries - NIS 310 million as a result of taking loans to finance the acquisition of new products, from an increase in Koor - the parent company NIS 262 million. There was also an increase in Sheraton-Moriah, Elisra and Telrad.

       CURRENCY EXPOSURE of Koor on June 30, 2001 expressed the surplus of financial liabilities over financial assets in foreign currency or linked to foreign currency of NIS 3,097 million compared to NIS 2,292 million on December 31, 2000. The surplus of financial liabilities over financial assets linked to the index on the balance sheet was NIS 146 million compared to NIS 238 million at the end of the previous year. The surplus of financial liabilities over financial assets without linkage totaled on the balance sheet date NIS 852 million compared to NIS 592 million on December 31, 2000.

       THE CURRENCY EXPOSURE OF KOOR - THE PARENT COMPANY on June 30, 2001 is expressed in the surplus of financial liabilities over financial assets in foreign currency or linked to foreign currency of NIS 2 billion compared to NIS 1.4 billion on December 31, 2000. The surplus of financial liabilities over financial assets linked to the index on the balance sheet date totaled NIS 13 million compared to NIS 15 million at the end of the previous year.

4.     Results of operations

       SALES DURING THE FIRST HALF OF 2001 totaled NIS 3,588 million compared to sales of NIS 4,368 million in the first half of 2000, a decline of about 17.9%. Most of the decline in sales resulted from a decline in sales of Telrad of NIS 603 million and a decline in sales of Isram, USM and Sheraton-Moriah. In addition, sales dropped due to the sale of former subsidiaries by NIS 142 million. The main companies whose sales were not included during the period were:
       Middle East Tubes Co. Ltd. (hereinafter: "MET") and Tadiran Batteries in which the holdings were sold during the previous year. On the other hand there was an increase in sales of M-A Industries - NIS 140 million, Elisra - NIS 38 million and Koor Trade and Scopus.

       SALES IN THE SECOND QUARTER OF 2001 totaled NIS 1,698 million compared to sales of NIS 2,173 million in the second quarter of 2000, a decrease of 21.9%.

       EXPORTS AND INTERNATIONAL OPERATIONS IN THE FIRST HALF OF 2001 aggregated 647 million dollars compared to 744 million dollars in the first half of 2000, a decline of about 15%. Most of the decline resulted from Telrad - 114 million dollars and from a former subsidiary Tadiran Batteries of 17 million dollars. On the other hand there was an increase of 32 million dollars in exports of M-A Industries and there is an increase in the exports of Elisra, Koor Trade and Scopus.

       EXPORTS AND INTERNATIONAL OPERATIONS IN THE SECOND QUARTER OF 2001 aggregated 302 million dollars compared to 367 million dollars in the second quarter of 2000, a decline of 17%. The main decline resulted from Telrad - 75 million dollars.

       COSTS OF RESEARCH AND DEVELOPMENT, net included in cost of sales totaled in the first half of 2001 NIS 157 million compared to NIS 186 million during the first half of 2000. Most of the decline resulted from Telrad. Most of the research and development expenses spent in Telrad - NIS 77 million compared to NIS 104 million during the first half of 2000, in M-A Industries - NIS 39 million compared to NIS 41 million in the first half of 2000 and in Elisra - NIS 22 million compared to NIS 20 million in the first half of 2000.

       GROSS PROFIT IN THE FIRST HALF OF 2001 totaled NIS 720 million and is 35.9% lower than the gross profit of NIS 1,123 million during the first half of 2000. The rate of gross profit in the first half of 2001 reached 20.1% of sales compared to 25.7 % of sales during the equivalent period in the previous year, mainly a decline in gross profit of NIS 406 million resulting from Telrad due to the decline in sales described above. On the other hand, there was an increase in gross profit in M-A Industries Ltd. of NIS 105 million.

       GROSS PROFIT IN THE SECOND QUARTER OF 2001 totaled NIS 373 million and is 30.3% lower than gross profit of NIS 534 million in the second quarter of 2000. The rate of gross profits in the second quarter of 2001 reached 22% of sales compared to gross profit of 24.6% of sales in the second quarter of 2000. Most of the decline in gross profit of NIS 170 million results from Telrad which is partly set-off by the increase in gross profit mainly in M-A Industries of NIS 56 million.

       SELLING EXPENSES DURING THE FIRST HALF OF 2001 totaled NIS 383 million and are 5.7% lower than selling expenses of NIS 406 million in the first half of 2000. Most of the decline in selling expenses resulted from Telrad - NIS 43 million. Compared to this there was an increase in selling expenses mainly in M-A Industries - NIS 34 million as a result of preparations to market new products and the start of preparations for direct marketing in the U.S.

       SELLING EXPENSES IN THE SECOND QUARTER OF 2001 totaled NIS 188 million and are 5.5% lower than selling expenses of NIS 200 million in the second quarter of 2000.

       GENERAL AND ADMINISTRATIVE EXPENSES DURING THE FIRST HALF OF 2001 aggregated NIS 252 million and are 2.9% lower than general and administrative expenses of NIS 259 million during the first half of 2000. Most of the decline in administrative expenses results from Tadiran - NIS 10 million, Sheraton-Moriah - NIS 8 million as a result of the start of the effects of the reorganization, and Koor - the parent company - NIS 6 million. On the other hand, there was an increase in general and administrative expenses mainly in M-A Industries - NIS 14 million and in Telrad - NIS 8 million.

       GENERAL AND ADMINISTRATIVE EXPENSES DURING THE SECOND QUARTER OF 2001 totaled NIS 123 million similar to the expenses of NIS 122 million in the second quarter of 2000.

       OPERATING INCOME IN THE FIRST HALF OF 2001 totaled NIS 68 million compared to operating income of NIS 458 million in first half of 2000, a decline of 81.3%. The rate of operating income to sales in the first half of 2001 reached 2.4% compared to 10.5% in the equivalent period in the previous year. The decline in operating income resulted mainly from the sharp drop of operating income of Telrad - NIS 367 million. In addition the operating income of Elisra (about NIS 25 million) and Sheraton Moriah (about NIS 10 million) declined. The decline was partly set-off by the increase in operating income of M-A Industries of NIS 56 million.

       OPERATING INCOME IN THE SECOND QUARTER OF 2001 aggregated NIS 62 million compared to operating income of NIS 213 million in the second quarter of 2000, a rate of decrease of 71%. The rate of operating income to sales in the second quarter of 2001 reached 3.6% compared to 9.8% of sales in the second quarter of 2000. The drop in the operating income was a result mainly of the sharp drop in operating income in Telrad - NIS 146 million which was partly set-off by an increase in operating income of M-A Industries of NIS 30 million.

       FINANCING EXPENSES, NET during the first half of 2001 totaled NIS 180 million, of which NIS 13 million in the second quarter of 2001 compared to NIS 136 million in the first half of 2000, and of this NIS 77 million in the second quarter of 2000. The increase in financing expenses in the first half of 2001 was mainly in Koor - the parent company. The increase in Koor totaled NIS 45 million, and an increase of NIS 17 million was registered in M-A Industries, an increase resulting from the rise in basic interest rates in Brazil and a sharp devaluation in the local currency. On the other hand financing expenses declined in the second quarter of 2001. The decline was a result mainly from the decrease in Koor, the parent company. The decline in Koor of NIS 63 million resulted from an erosion of financial liabilities linked to the dollar.

       OTHER EXPENSES, NET in the first half of 2001 aggregated NIS 245 million, of which NIS 60 million in the second quarter of 2001, compared to other income, net of NIS 272 million in the first half of 2000, of which other expenses of NIS 42 million in the second quarter of 2000.

       Other expenses in the first half of 2001 included mainly:

       1. Capital losses from writing-off assets and investments in investee companies and from realization of fixed assets totaling NIS 321 million (of which NIS 127 million in the second quarter), compared to a capital gain of NIS 414 million registered during the equivalent period in the previous year.

       2. Revenues as a result of setting-off the capital deficit of a subsidiary without guarantee totaling NIS 208 million of which NIS 138 million in the second quarter of 2001.

       3. Expenses to complete severance pay of NIS 66 million mainly in Telrad and USM (of which NIS 47 million in the second quarter) compared to NIS 145 million in the first half of 2000.

       4. A write-off of goodwill of NIS 38 million (of which NIS 21 million in the second quarter) compared to NIS 21 million during the equivalent period in the previous year.

       LOSS BEFORE TAXES ON INCOME in the first half of 2001 aggregated NIS 340 million of which NIS 11 million in the second quarter of 2001, and compared to income before taxes on income of NIS 594 million in the first half of 2000, of which NIS 94 million in the second quarter of 2000.

       TAXES ON INCOME IN THE FIRST HALF OF 2001 totaled NIS 4 million compared to NIS 196 million during the equivalent period in the previous year. The decline in the amount of taxes on income results mainly from deferred taxes on capital gains from the realization of Mashav to the amount of NIS 130 million registered during the equivalent period in the previous year, and from a decline in taxes in Telrad of NIS 61 million due to the decline in the income before taxes on income.

       TAXES ON INCOME IN THE SECOND QUARTER OF 2001 resulted in income of NIS 10 million compared to expenses of NIS 26 million in the second quarter of 2000. The decline in the amount of taxes on income results mainly from a decline in taxes on Telrad of NIS 29 million due to a decline in income before taxes on income.

       KOOR GROUP'S SHARE IN THE LOSSES OF AFFILIATED COMPANIES in the first half of 2001 aggregated NIS 1,313 million, of which NIS 676 million in the second quarter of 2001, compared to NIS 5 million in the first half of 2000, of which - NIS 46 million in the second quarter of 2000. This item includes mainly Koor's share in the losses of ECI of NIS 1,303 million (including the write-off of part of the investment in ECI to the amount of NIS 802 million) compared to Koor's shares in ECI's net profit of NIS 18 million in the first half of 2000.

       MINORITY INTEREST in income of consolidated companies in the first half of 2001 aggregated NIS 13 million of which NIS 23 million in the second quarter of 2001, compared to NIS 30 million in the first half of 2000 of which NIS 18 million in the second quarter of 2000. The decline in this item is mainly due to the minority rights in the losses of Sheraton-Moriah and Be-Connected which were partly off-set by the increase in minority rights from the income in M-A Industries and the discontinuation of the consolidation of MET.

       NET LOSSES IN THE FIRST HALF OF 2001 aggregated NIS 1,671 million compared to a net income of NIS 364 million during the equivalent period in the previous year.

       NET LOSS IN THE SECOND QUARTER OF 2001 totaled NIS 699 million compared to net income of NIS 4 million during the second quarter of 2000.

5.     Liquidity

       WORKING CAPITAL on June 30, 2001 totaled NIS 376 million compared to working capital of NIS 1,000 million on December 31, 2000. The current ratio is 1.06 compared to 1.18 at the end of the previous year and the rapid ratio is now 0.78 compared to 0.91 at the end of the previous year.

       CASH FLOWS USED FOR OPERATING ACTIVITIES IN THE FIRST HALF OF 2001 aggregated NIS 50 million compared to NIS 455 million net cash resulting from operating activities in the first half of 2000. Permanent cash flows used for operating activities, i.e. the net loss plus revenues and expenses not connected with cash flows during the period of report totaled NIS 114 million compared to NIS 375 million of permanent cash flows resulting from operating activities during the equivalent period in the previous year. The decline in the items of customers and other receivables totaled NIS 286 million, resulted in an increase in cash flows from operating activities. The decline in customers and other receivables was mainly in M-A Industries, Elisra and Telrad. The increase in inventory of NIS 164 million (mainly M-A Industries which was partly set-off by a decline in inventories of Telrad and USM), and a decline in suppliers and other payables of NIS 58 million, resulted in a decrease in cash flows from operating activities.

       INVESTMENT ACTIVITIES during the first half of 2001 consumed cash flows of NIS 783 million compared to NIS 421 million resulting from investment activities during the first half of 2000. Investments in fixed assets, net - after deducting investment grants, aggregated NIS 266 million compared to NIS 204 million during the equivalent period in the previous year and comprised 205.7% of the amount of depreciation compared to 142.4% during the equivalent period in the previous year. The main investments in fixed assets during the period of report were in M-A Industries, Telrad, Sheraton-Moriah and Elisra. Receipts from realizing investments and fixed assets contributed NIS 125 million to cash flows from investing activities compared to NIS 1,187 million during the equivalent period in the previous year.

       Investment in intangible assets totaled NIS 457 million mainly by M-A Industries, compared to NIS 36 million in the equivalent period in the previous year. The investment in venture capital companies totaled NIS 103 million.

       FINANCING ACTIVITIES during the first half of 2001 contributed NIS 704 million compared to a consumption of cash of NIS 1,522 million, during the first half of 2000. Long-term loans received during the period of report totaled NIS 606 million compared to NIS 360 million during the equivalent period in the previous year. The loans received were mainly received by M.A Industries to finance the company's investments in acquisition of marketing rights. Repayment of the long-term loans during the period of report totaled NIS 209 million compared to NIS 979 million during the equivalent period in the previous year.

       Short-term credit, net, increased during the period of report by NIS 255 million compared to NIS 594 million a decrease in short-term credit, net during the equivalent period in the previous year. The main increase was in Koor - the parent company, Sheraton Moriah and Elisra.

       THE NET AMOUNT OF CASH AND CASH EQUIVALENTS declined during the first half of 2001 by NIS 115 million. The decline was mainly in Elisra of NIS 169 million, Telrad Holdings and Koor Properties which were partly set-off by an increase in USM of NIS 90 million, and Scopus.




-----------------------           --------------------------------
    Jonathan Kolber                        Ron Feinstein
CEO and Vice Chairman                      Member of the
of the Board of  Directors              Board of Directors

August 22, 2001